Exhibit 99.29

Shenzhen Branch, Bank of China
Loan Certificate

Date: June 18, 2012		Contract No.: RZ12061809073201

Applicant	Shenzhen BAK Battery Co., Ltd
Currency	RMB	Amount	2,251,488.06
Loan Term	140 days (i.e. payment due date is November 7, 2012)
Usage	To provide working capital
Annual rate	6.1425%
Loan Account of	9178390019991001	Deposit Account of 748457957368
Bank of China		Applicant in Bank of
		China

The above loan has been transferred to the applicant’s account.